SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number : 1-14118

PRESS RELEASE #17/05

QUEBECOR WORLD RENEWS AND EXTENDS $1 BILLION BANK FACILITY

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

December 15, 2005                                                                                                                                   17/05

For immediate release                                                                                                                     page 1 of 1

QUEBECOR WORLD RENEWS AND EXTENDS $1 BILLION BANK FACILITY

Montréal, Canada – Quebecor World Inc. (NYSE:IQW, TSX: IQW.SV) is pleased to announce it has renewed and extended its $1 billion bank credit facility through to January 30, 2009. The terms and conditions are similar to the previous agreement and the obligation ranks pari passu with other senior unsecured indebtedness of Quebecor World Inc. The three-year agreement was arranged by RBC Capital Markets and includes two new major international banks as well as 13 of the 14 previous lenders.

"We are pleased and appreciate that the vast majority of our lenders have renewed their commitment to the Company and we welcome the two new participants, " said Jacques Mallette, Executive Vice-President and Chief Financial Officer, Quebecor World. "This renewed long-term commitment provides us with appropriate financial flexibility and liquidity to support our world-wide operations going forward."

About Quebecor World

Quebecor World Inc. (NYSE:IQW, TSX:IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World has approximately 32,000 employees working in more than 140 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Columbia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

Web address: www.quebecorworld.com

For further Information contact:
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070	Philippe Cloutier Director, Finance and Investor Relations Quebecor World Inc. (514) 877-5147 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É. Chlumecky
Title:      Assistant Secretary

Date:     December 15, 2005